Delisting Determination, The Nasdaq Stock Market, LLC,
February 2, 2021,  Superconductor Technologies Inc. The Nasdaq
Stock Market LLC (the Exchange) has determined to remove from listing the common stock of Superconductor Technologies Inc., effective at the opening of the trading session on February 12, 2021. Based on review of information provided by the Company, Nasdaq
Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5550(a)(2) and Listing Rule 5550(b).
The Company was notified of the Staff determination on January 7, 2020. The Company appealed the determination to a Hearing Panel on January 13, 2020. On March 31,
2020, upon review of the information provided by the Company, the Panel determined to grant the Company request to remain listed in the Exchange subject to certain milestones.
After failing to meeting the Hearings Panel exception, on September 28, 2020, the Hearings Panel issued a final decision denying the Company continued listing and notified the Company that trading in the Company securities would be suspended on September 30, 2020. The Listing Council did not call the matter for review and the Company did not appeal the Hearings Panel decision to the Listing Council.
The Staff determination to delist the Company became final on November 12, 2020.